Newmont Mining Corporation
6363 South Fiddler’s Green Circle
Greenwood Village, CO 80111
T 303.863.7414
F 303.837.5837 www.newmont.com

October 17, 2013

VIA EDGAR AND FEDERAL EXPRESS

Mr. John Reynolds

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street NE, Stop 4628

Washington, DC 20549

Re:	Newmont Mining Corporation (the “Company”)

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 22, 2013

Form 10-Q for Fiscal Quarter Ended June 30, 2013

Filed July 26, 2013

File No. 001-31240

Dear Mr. Reynolds:

Please find below the responses of Newmont Mining Corporation, a Delaware corporation (the “Company” or “Newmont”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter to Mr. Stephen P. Gottesfeld of the Company dated September 20, 2013 (the “Comment Letter”).

For ease of reference, each comment contained in the Comment Letter is reprinted below in bold and is followed by the Company’s response.

Form 10-Q for the Fiscal Quarter Ended June 30, 2013

All-In Sustaining Costs, page 70

1.	We reviewed your response to our prior comment 1, noting that your explanations of various adjustments made to arrive at all-in sustaining costs. We also note from your response your methodology for determining certain adjustments that are not clearly derived from your financial statements (i.e. remediation costs and sustaining capital). To improve a reader’s understanding of the measure and pursuant to Item 10(e)(1)(i)(C) of Regulation S-K, please confirm you will expand your disclosures in future filings to include the information related to the adjustments made to arrive at all-in sustaining costs and the related methodology for deriving such information. Please provide us with draft disclosure of your planned changes.

Mr. John Reynolds

October 17, 2013

The following is an example of the disclosure of our planned changes based upon our filing related to Quarter Ended June 30, 2013:

All-in Sustaining Costs

~~The World Gold Council (“WGC”) is a non-profit association of the world’s leading gold mining companies, established in 1987 to promote the use of gold from industry, consumers and investors~~. ~~The WGC~~ Newmont has worked ~~with its member companies~~ to develop a metric that expands on GAAP measures such as cost of goods sold and non-GAAP measures to provide visibility into the economics of our gold mining operations related to expenditures, operating performance and the ability to generate cash flow from operations. ~~Newmont is a member company of the WGC and has been working with the fellow members and the WGC to develop an all-in sustaining cash cost measure. In June 2013, WGC’s Board approved the “all-in sustaining cash-cost non-GAAP measure” as a measure to increase investor’s visibility by better defining the total costs associated with producing gold. The WGC is not a regulatory industry organization and does not have the authority to develop accounting standards or disclosure requirements~~.

Current GAAP-measures used in the gold industry, such as cost of goods sold, do not capture all of the expenditures incurred to discover, develop, and sustain gold production. Therefore, we believe that all-in sustaining costs and attributable all-in sustaining costs are non-GAAP measures that provide additional information to management, investors, and analysts that aid in the understanding of the economics of our operations and performance compared to other gold producers and in the investor’s visibility by better defining the total costs associated with producing gold.

All-in sustaining cost (“AISC”) amounts are intended to provide additional information only and do not have any standardized meaning prescribed by GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently as a result of differences in the underlying accounting principles, policies applied and in accounting frameworks such as in International Financial Reporting Standards (“IFRS”), or by reflecting the benefit from selling non-gold metals as a reduction to AISC. Differences may also arise related to definitional differences of sustaining versus development capital activities based upon each company’s internal policies.

The following disclosure provides information regarding the adjustments made in determining the All-in sustaining costs measure:

Cost Applicable to Sales - Includes all direct and indirect costs related to current gold production incurred to execute the current mine plan. It is accounted for on an accrual basis and excludes Amortization and Reclamation and remediation, which is consistent with our presentation of Costs Applicable to Sales (“CAS”) on the Statement of Consolidated Income. In determining All-in sustaining costs, only the CAS associated with producing and selling an ounce of gold is included in the measure. Therefore, the amount of gold CAS included in AISC is ~~reduced by the benefit received from the sale of copper pounds. This~~ derived from the CAS presented in the Company’s Statement of Consolidated Income less the amount of CAS attributable to the production of copper at our Boddington and Batu Hijau mines. The copper CAS at those mine sites is disclosed in Note 3 – Segments that accompanies the Consolidated Financial Statements. The allocation of CAS between gold and copper at the Boddington and Batu Hijau mines is based upon the relative percentage of copper and gold sold during the period.

Mr. John Reynolds

October 17, 2013

Remediation Costs - Includes accretion expense related to asset retirement obligations (“ARO”) and the amortization of the related Asset Retirement Cost (“ARC”) for the Company’s operating properties recorded as an ARC asset. Accretion related to ARO and the amortization of the ARC assets for reclamation and remediation do not reflect annual cash outflows but are calculated in accordance with GAAP. The accretion and amortization reflect the periodic costs of reclamation and remediation associated with current gold production and are therefore included in the measure. The allocation of these costs to gold and copper is determined using the same allocation used in the allocation of CAS between gold and copper at the Boddington and Batu Hijau mines.

Advanced Projects and Exploration - Includes incurred expenses related to projects that are designed to increase or enhance current gold production and gold exploration. We note that as current resources are depleted, exploration and advance projects are necessary for us to replace the depleting reserves or enhance the recovery and processing of the current reserves. As this relates to sustaining our gold production, and is considered a continuing cost of a mining company, these costs are included in the AISC measure. These costs are derived from the Advanced Projects and Exploration amounts presented in the Company’s Statement of Consolidated Income less the amount attributable to the production of copper at our Boddington and Batu Hijau mines. The allocation of these costs to gold and copper is determined using the same allocation used in the allocation of CAS between gold and copper at the Boddington and Batu Hijau mines.

General and Administrative - Includes cost related to administrative tasks not directly related to current gold production, but rather related to support our corporate structure and fulfilling our obligations to operate as a public company. Including these expenses in the AISC metric provides visibility of the impact that general and administrative activities have on current operations and profitability on a per ounce basis.

Other Expense, net - Includes costs related to regional administration and community development to support current gold production. We exclude certain exceptional or unusual expenses from Other expense, net, such as restructuring, as these are not indicative to sustaining our current gold operations. Furthermore, this adjustment to Other expense, net is also consistent with the nature of the adjustments made to Net income (loss) as disclosed in the Company’s non-GAAP financial measure Adjusted net income (loss). The allocation of these costs to gold and copper is determined using the same allocation used in the allocation of CAS between gold and copper at the Boddington and Batu Hijau mines.

Sustaining Capital - We determined sustaining capital as those capital expenditures that are necessary to maintain current gold production and execute the current mine plan. Capital expenditures to develop new operations, or related to projects at existing operations where these projects will enhance gold production or reserves, are considered development. We determined the breakout of sustaining and development capital costs based on a systematic review of our project portfolio in light of the nature of each project. Sustaining capital costs are relevant to the AISC metric as these are needed to maintain the Company’s current gold operations and provide improved transparency related to our ability to finance these expenditures from current operations. The allocation of these costs to gold and copper is determined using the same allocation used in the allocation of CAS between gold and copper at the Boddington and Batu Hijau mines.

Mr. John Reynolds

October 17, 2013

2.	We note you compute your non-GAAP measure by deducting by-product copper sales. We believe the reduction for by-product revenues is not appropriate because it distorts your actual production costs. We can appreciate your desire to convey the notion that by-product revenues were sufficient to offset your costs; however, you should consider describing that in manner so as to avoid presenting the non-GAAP measure net of these revenues. We believe the impact of by-product revenues can be described textually in a manner that investors can understand without including them in your non-GAAP measure. Please confirm that you will modify your disclosure in future filings as appropriate.

We herein confirm that we will modify our disclosure in future filings by removing from the All-in Sustaining Cost measure, the credit for copper sales as a benefit to the costs of producing an ounce of gold.

******

In connection with responding to the Staff’s comments, the Company is aware of and acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff wishes to discuss the responses provided above at any time, please do not hesitate to contact Logan Hennessey, Associate General Counsel and Assistant Corporate Secretary, at (303) 837-5674.

Sincerely,

/s/ Stephen P. Gottesfeld

Stephen P. Gottesfeld
Executive Vice President, General Counsel and Corporate Secretary

cc:	James Giugliano

James Lopez